UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For February 26, 2025

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony”)

Harmony regrets to report the loss of life of an employee injured in the Mponeng accident on 20 February 2025

Johannesburg, Wednesday, 26 February 2025. Harmony Gold Mining Company Limited (“Harmony” and/or “the Company”) is deeply saddened to announce the loss of life of one of our employees who sustained injuries in the previously communicated fall-of-ground incident which occurred at Mponeng mine on 20 February 2025.

Despite receiving the best possible post-incident care at a top medical centre, our colleague tragically succumbed to his injuries. During this difficult time, our thoughts and heartfelt condolences go out to his family, friends, and colleagues.

As communicated in the SENS release on 21 February 2025, the Department of Mineral and Petroleum Resources (DMPR), with the full support of Harmony management and organised labour, is conducting a thorough investigation into the incident.

Ends.
For more details contact:
Chipo Morapedi-Mrara
Head of Communications
+27 (0)60 571 0797

Or
Jared Coetzer
Head of Investor Relations
+27 (0)82 746 4120
Or
Mashego Mashego
Executive Director
+27 (0)82 767 1072

26 February 2025

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: February 26, 2025	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director